UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Safe Bulkers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y7388L103

(CUSIP Number)

Ioannis Bertsis
Authorized Representative
Vorini Holdings Inc.
Apt. No. D11, Les Acanthes
6 Avenue des Citronniers, MC98000
Monaco
+377 93 25 05 75
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7388L103	Page 2 of 16

1	NAMES OF REPORTING PERSONS Vorini Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,426,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,426,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.57%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 3 of 16

1	NAMES OF REPORTING PERSONS Polys Hajioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,379,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,379,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,379,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 4 of 16

1	NAMES OF REPORTING PERSONS Nicolaos Hadjioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,426,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,426,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,426,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.60%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 5 of 16

1	NAMES OF REPORTING PERSONS Bellapais Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 6 of 16

1	NAMES OF REPORTING PERSONS Kyperounta Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 7 of 16

1	NAMES OF REPORTING PERSONS Lefkoniko Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 8 of 16

1	NAMES OF REPORTING PERSONS Akamas Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,953,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,953,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,953,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 9 of 16

1	NAMES OF REPORTING PERSONS Chalkoessa Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 10 of 16

1	NAMES OF REPORTING PERSONS Kition Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.02%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 99,251,628 shares of common stock of Safe Bulkers, Inc. outstanding upon completion of the Public Offering (as defined in Item 5 hereof), based on 83,611,628 shares of common stock of Safe Bulkers, Inc. outstanding as of October 26, 2016, as described in Safe Bulkers, Inc.’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Safe Bulkers, Inc. common stock issued in the Public Offering.

CUSIP No. Y7388L103	Page 11 of 16

This Amendment No. 3 (the “Amendment No. 3”) amends the Report on Schedule 13D originally filed on November 25, 2013 (the “Original 13D”, and as amended by Amendment No. 1 to Schedule 13D filed on December 24, 2013 and Amendment No. 2 to Schedule 13D filed on December 15, 2014, the “Amended 13D”) by Vorini Holdings Inc. (“Vorini”), Polys Hajioannou, Nicolaos Hadjioannou, Bellapais Maritime Inc. (“Bellapais”), Kyperounta Maritime Inc. (“Kyperounta”), Lefkoniko Maritime Inc. (“Lefkoniko”), Akamas Maritime Inc. (“Akamas”), Chalkoessa Maritime Inc. (“Chalkoessa”) and Kition Holding Corp. (“Kition”) (collectively, the “Reporting Persons”).

Unless indicated otherwise, all items left blank remain unchanged, and any items which are deemed to amend and update the existing items in the Amended 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Safe Bulkers, Inc., a Marshall Islands corporation (the “Issuer”). The representation office in Greece of the Issuer is located at: 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece.

As of December 9, 2016, the Reporting Persons beneficially owned an aggregate of 51,379,429 shares of Common Stock of the Issuer representing approximately 51.77% of the shares of Common Stock issued and outstanding.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the addition of the following:

Akamas has purchased 2,727,272 shares of Common Stock in the Public Offering (as defined in Item 5 below) at a price per share of $1.10 using cash on hand.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

(a), (b) Based on 83,611,628 shares of Common Stock outstanding as of October 26, 2016, as described in the Issuer’s Prospectus Supplement (to the prospectus dated November 16, 2016 forming part of the shelf Registration Statement on Form F-3 (No. 333-214145)) filed with the Securities and Exchange Commission on December 6, 2016, as adjusted to reflect the 15,640,000 shares of Common Stock issued in the Public Offering, there were 99,251,628 shares of Common Stock outstanding upon completion of the Public Offering.

Based on the foregoing, the 51,379,429 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 51.77% of the shares of Common Stock issued and outstanding.

By virtue of shares owned indirectly through Vorini, Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa, Polys Hajioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 48,379,429 shares of Common

CUSIP No. Y7388L103	Page 12 of 16

Stock. Akamas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 8,953,414 shares of Common Stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this statement on Schedule 13D.

(c) The following are the only transactions in shares of Common Stock effected in the past 60 days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected by any Reporting Person.

On December 6, 2016, the Issuer entered into an Underwriting Agreement among the Issuer, Stifel, Nicolaus & Company, Incorporated (“Stifel”) and DNB Markets, Inc. (“DNB”, and together with Stifel, the “Representatives”), as representatives of the several underwriters named therein (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Issuer agreed to issue up to 15,640,000 shares of Common Stock in an underwritten offering (the “Public Offering”).

On December 9, 2016, in connection with the closing of the Public Offering, Akamas purchased 2,727,272 shares of Common Stock in the Public Offering at a price of $1.10 per share for an aggregate purchase price of $2,999,999.20.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the information contained in Item 4 of this Amendment, which is herein incorporated by reference:

In connection with the Public Offering, each of Vorini, Akamas and Polys Hajioannou (each, a “Lock-Up Party”) entered into a Lock-up Agreement with the Representatives (each a “Lock-up Agreement”). Each Lock-Up Agreement provides that, subject to specified exceptions, during a period of 90 days from the date of the Underwriting Agreement, each Lock-Up Party will not, without the prior written consent of the Representatives, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or subsequently acquired by a Lock-Up Party or with respect to which any Lock-Up Party later acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

CUSIP No. Y7388L103	Page 13 of 16

References to and descriptions of each Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Lock-up Agreements, a form of which has been filed as Exhibit 99.4 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit

99.4	Form of Lock-up Agreement

CUSIP No. Y7388L103	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2016

VORINI HOLDINGS INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

Polys Hajioannou

/s/ Polys Hajioannou

Nicolaos Hadjioannou

/s/ Nicolaos Hadjioannou

BELLAPAIS MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

KYPEROUNTA MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

CUSIP No. Y7388L103	Page 15 of 16

LEFKONIKO MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

AKAMAS MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

CHALKOESSA MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

KITION HOLDING CORP.

By:	/s/ Nicolaos Hajioannou
Name: Polys Hajioannou
Title: President and Director

CUSIP No. Y7388L103	Page 16 of 16

EXHIBIT INDEX

Exhibit	Description
99.4	Form of Lock-up Agreement